Exhibit 99.1

April 20, 2006

Note to readers: Vivendi Universal provides preliminary, unaudited revenue information for the first quarter of 2006 on an IFRS basis in accordance with European regulatory requirements.
Vivendi Universal Reports First Quarter Revenues up 6.5%
on a comparable basis
First quarter of 2006 Revenues
Vivendi Universal’s as published revenues amounted to €4,766 million compared to €4,509 million for the first quarter of 2005, an increase of 5.7%.
On a comparable basis1, revenues amounted to €4,766 million compared to €4,474 million for the first quarter of 2005, an increase of 6.5%.
Universal Music Group
Universal Music Group’s (UMG’s) revenues of €1,125 million rose 8.4% versus last year reflecting significant growth in the digital sector, strong sales of local repertoire in Japan and higher Music Publishing activity in addition to favorable currency movements. Digital sales of €111 million represented 10% of total revenues and were up 146% versus last year with strong growth across all sectors and regions.
At constant currency, revenues grew by 2.8% despite comparison to a very strong quarter in 2005 due to an exceptional release schedule in that period that included major releases from 50 Cent and The Game.
Best sellers in the quarter were new releases from Andrea Bocelli, Jack Johnson and Prince in addition to the debut release from Ne-Yo that topped the U.S. album chart in March. Other best sellers were NOW 21 in the U.S., Spitz and Dreams Come True in Japan and carryover sales from Mary J. Blige. Last year’s best sellers included new albums from 50 Cent, The Game, Jack Johnson and 3 Doors Down and very strong carryover sales from The Killers and Gwen Stefani. In the U.S., total album unit sales for the industry as measured by SoundScan declined 3%2 with sales of digital albums up 143%. Digital track sales exceeded 140 million and were up 89% versus 2005.
UMG had six albums featured in the top 10 best sellers year to date including the top 2.

[1]	Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 (mainly NC Numéricâble at Canal+ Group and Annuaire Express, SFR phone directory activities) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2005.

[2]	SoundScan sales for the week ending April 2, 2006.

Vivendi Universal Games
Vivendi Universal Games’ (VUG) revenues of €134 million were 18.6% above the prior year (up 9.7% at constant currency). This increase was primarily driven by the continued success of World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online role playing game (MMORPG) from Blizzard Entertainment.
Other solid performers in the first quarter of 2006 included North America revenues from Ice Age 2, the well-reviewed game based on the movie in current release from Fox, and continuing strong sales from backlist products including 50 Cent: Bulletproof and Crash Tag Team Racing.
Canal+ Group
Canal+ Group reported revenues of €899 million, up from €881 million in 2005. On a comparable basis3, revenues were up 7.7% compared to the first quarter of 2005.
Revenues from pay-TV operations in France were up 11% compared to 2005 due to subscription portfolio (Canal+ and CanaSat) growth and higher revenues per subscriber.
Gross additions over the period were on a par with last year’s good levels. At the end of March, Canal+ Le Bouquet represented 54% of total Canal+ subscriptions portfolio, a 5-point increase compared to March 2005.
Revenues from pay-TV operations in Poland were up mainly due to subscriber portfolio growth. Concerning Studiocanal, higher revenues from theatrical releases and DVD sales did not offset, on this quarter, lower revenues from Working Title.
SFR
SFR revenues grew by 3.4% (by 2.9% on a comparable basis4) to € 2,135 million.
The favorable effects of the increase in customer base along with the growth in “voice” and “data” usage are partly offset by the strong cut of regulated tariffs as from January 1, 2006 (a 24% cut of mobile voice termination rates and a 19.4% cut of SMS termination) and by the cut in the price of communications charged to customers for the new offers launched in mid 2005. SFR twelve months rolling ARPU5 decreased by 1.8% to €479 in March 2006 (versus €487 in March 2005).
Excluding the impact of the regulated tariffs’ cut, SFR total revenues would have been up by 7.2%.
SFR proved ongoing commercial dynamism during the quarter, with 130,000 new customers, taking its total registered customer base to 17.328 million6, an 8.3% increase versus the end of March last year. The postpaid customer base grew by 12.7% year-on-year to 11.039 million, leading to an improved customer mix of 2.5 percentage points in one year.
3G customers reached 1.352 million as of March 2006 compared to 1.003 million at the end of December 2005.
Average voice usage of SFR customers (AUPU)7 continued its growth at 14.3% to 309 minutes per month.
Net data revenues improved significantly to represent 13.5% of network revenues for the first quarter of 2006, compared to 11.8% in 2005, partly due to an 18% increase in text messaging (SMS) sent by SFR customers (1.6 billion), to the multiplication by 1.7 times of MMS sent (43

[3]	Comparable basis mainly illustrates the impact of Canal+ Group’s disposals of businesses (mainly NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2005.

[4]	Comparable basis illustrates the full consolidation of minority stakes in distribution subsidiaries and excludes revenues from phone directory activities (Annuaire Express) as of January 1, 2005.

[5]	ARPU (Average Revenue Per User) is defined as revenues (including mobile-to-mobile termination) net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average Arcep total customer base for the last twelve months. In addition, ARPU is presented on a comparable basis, excluding Annuaire Express outsourced end of 2005.

[6]	SFR total base excluding wholesale customers total base (wholesale customer base reached 179,000 at the end of March 2006.)

[7]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average Arcep total customer base for the last twelve months.

million) and to the strong increase of other services. The latter now represent 31% of total data revenues compared to 27% in 2005. At end of March 2006, the data ARPU reached €61, a 14% growth compared to 2005.
This performance highlights the success of SFR offers, which aims at progressively substituting fixed voice usage for mobile voice usage (launch of the “Absolu” packages for business customers and “Simply” for the mass market during the first quarter) and at developing new usages of the mobile phone, especially around music services (launch of the “Unlimited Music Pass” services and “Radio DJ”, the first unlimited and personalized mobile music offer in France).
Maroc Telecom
Maroc Telecom revenues stand at € 483 million increased by 14.2% compared to the same period last year (+11.8% at constant currency).
First quarter mobile revenues grew by 17.9% to €300 million compared to the same period last year (+15.3% at constant currency).
This progression was mainly explained by the growth of the customer base8 9 with 8.576 million of customers, +27.8% compared to the same period last year, with a net increase of 339,000 customers over the quarter.
The monthly ARPU8 10 and churn rate respectively stand at 10.1 euros (-9.8% compared to the same period last year) and 15.3% (+5.4 points compared to the same period last year) in the context of the strong increase of the customer base
First quarter fixed and internet revenues grew by 10.1% to €282 million compared to the same period last year (+7.7% at constant currency) thanks to a slightly growing customer base, to the pricing modifications operated during the 2005 last quarter and to the continuing success of the broadband activity.
The fixed customer base reached 1.336 million of lines (+0.1% compared to the same period last year). The ADSL customer base still experienced a strong growth, in particular with promotions during the first quarter, and reached 296,000 lines (+54,000 over the quarter, +225% compared to the same period last year).

[8]	Without Mauritel.

[9]	The customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, includes prepaid customers giving or receiving a voice call during the last 3 months and not resiliated postpaid customers

[10]	ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period

Important disclaimer
Vivendi Universal is quoted on the NYSE and on Euronext Paris SA. This press release contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi Universal. This press release contains forward-looking statements that can only be assessed on the day the press release is issued. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS:

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212 572 8961

APPENDIX
VIVENDI UNIVERSAL
REVENUES BY BUSINESS SEGMENT
(IFRS, unaudited)
COMPARABLE BASIS
Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 (mainly NC Numéricâble at Canal+ Group and Annuaire Express, SFR phone directory activities) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2005.

	1st quarter ended March 31,
				% Change at
(In millions of euros)	2006	2005	% Change	constant rate
Revenues
Universal Music Group	1,125	1,038	8.4%	2.8%
Vivendi Universal Games	134	113	18.6%	9.7%
Canal+ Group	899	835	7.7%	7.3%
SFR	2,135	2,075	2.9%	2.9%
Maroc Telecom	483	423	14.2%	11.8%
Non core operations and elimination of
intercompany transactions (a)	(10)	(10)	na *	na *

Total Vivendi Universal	4,766	4,474	6.5%	4.7%

AS PUBLISHED (b)

	1st quarter ended March 31,
(In millions of euros)	2006	2005	% Change
Revenues
Universal Music Group	1,125	1,038	8.4%
Vivendi Universal Games	134	113	18.6%
Canal+ Group	899	881	2.0%
SFR	2,135	2,064	3.4%
Maroc Telecom	483	423	14.2%
Non core operations and elimination of
intercompany transactions (a)	(10)	(10)	na *

Total Vivendi Universal	4,766	4,509	5.7%

na* : not applicable.

(a)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(b)	As they will be published in BALO.